EXHIBIT 16.1
March 5, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for BankUnited, Inc. and, under the date of February 26, 2021, we reported on the consolidated financial statements of BankUnited, Inc. as of and for the years ended December 31, 2020 and 2019, and the effectiveness of internal control over financial reporting as of December 31, 2020. On March 3, 2021, we were dismissed. We have read BankUnited Inc.’s statements included under Item 4.01 of its Form 8-K dated March 5, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with BankUnited’s statements that the change was at the direction of and approved by the Audit Committee of the Board of Directors, and we are not in a position to agree or disagree with BankUnited, Inc.’s statements in Item 4.01(b) Appointment of New Independent Registered Public Accounting Firm.

Very truly yours,
(Signed) KPMG LLP